as

Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month periods ended March 31, 2024, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; our ability to attract and retain key scientific and management personnel; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2024 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole (in the case of Calyxt, Inc., only until May 31, 2023), unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31,, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period before May 31, 2023, references to the “Group” refer to Cellectis S.A.,

Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2023	March 31, 2024
ASSETS
Non-current assets
Intangible assets		671	677
Property, plant and equipment	8	54,681	52,051
Right-of-use assets	7	38,060	35,787
Non-current financial assets	9	7,853	7,870
Total non-current assets		101,265	96,386
Current assets
Trade receivables	10.1	569	16,036
Subsidies receivables	10.2	20,900	23,100
Current deferred tax assets	4.5		409
Other current assets	10.3	7,722	5,429
Current financial assets	11	67,107	90,128
Cash and cash equivalents	11	136,708	122,971
Total current assets		233,005	258,073
TOTAL ASSETS		334,270	354,459

LIABILITIES
Shareholders’ equity
Share capital	15	4,365	4,376
Premiums related to the share capital	15	522,785	523,596
Currency translation adjustment		(36,690)	(37,243)
Retained earnings (deficit)		(304,707)	(405,808)
Net income (loss)		(101,059)	5,643
Total shareholders’ equity - Group Share		84,695	90,566
Non-controlling interests			-
Total shareholders’ equity		84,695	90,566
Non-current liabilities
Non-current financial liabilities	12	49,125	62,618
Non-current lease debts	12	42,948	40,587
Non-current provisions	18	2,200	2,241
Non-current deferred tax liabilities	4.5	158	0
Total non-current liabilities		94,431	105,446
Current liabilities
Current financial liabilities	12	5,289	5,174
Current lease debts	12	8,502	8,404
Trade payables		19,069	16,051
Deferred income and contract liabilities	14	110,325	120,556
Current provisions	18	1,740	960
Current deferred tax liabilities	4.5		137
Other current liabilities	13	10,219	7,165
Total current liabilities		155,144	158,447
Total liabilities		249,575	263,893
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		334,270	354,459

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

$ in thousands, except share and per share amounts

		For the three-month period ended March 31,
	Notes	2023	2024

Revenues and other income
Revenues	4.1	139	4,528
Other income	4.1	3,420	1,970
Total revenues and other income		3,559	6,498
Operating expenses
Research and development expenses	4.2	(21,415)	(22,324)
Selling, general and administrative expenses	4.2	(4,964)	(5,104)
Other operating income (expenses)	4.2	(611)	35
Total operating expenses		(26,990)	(27,791)
Operating income (loss)		(23,431)	(21,293)
Financial income	4.4	775	29,410
Financial expenses	4.4	(5,177)	(3,136)
Net Financial gain (loss)		(4,402)	26,275
Income tax	4.5	-	262
Income (loss) from continuing operations		(27,833)	5,643
Income (loss) from discontinued operations	5	(4,691)	-
Net income (loss)		(32,525)	5,643
Attributable to shareholders of Cellectis		(30,074)	5,643
Attributable to non-controlling interests		(2,450)	-
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(0.58)	0.08
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(0.58)	(0.15)
Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		(0.04)	-
Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		(0.04)	-
Number of shares used for computing
Basic		51,452,348	71,810,231
Diluted		51,452,348	103,093,741

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2023	2024

Net income (loss)	(32,525)	5,643
Actuarial gains and losses	(21)	(27)
Currency translation adjustment	(2,479)	(553)
Other comprehensive income (loss) from discontinued operations	3,673
Total other comprehensive income (loss)	1,173	(580)
Total Comprehensive income (loss)	(31,351)	5,063
Attributable to shareholders of Cellectis	(30,033)	5,063
Attributable to non-controlling interests	(1,318)	-

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the three-month period ended March 31,
	Notes	2023	2024
Cash flows from operating activities
Net income (loss) for the period		(32,525)	5,643
Net loss for the period from discontinued operations		(4,691)	-
Net (loss) income for the period from continuing operations		(27,833)	5,643
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		38
Amortization and depreciation		4,456	4,569
Net financial loss (gain)		4,401	(26,275)
Income tax		-	(262)
Expenses related to share-based payments		1,620	887
Provisions		607	(704)
Other non-cash items		149	-
Realized foreign exchange gain (loss)		(80)	(146)
Interest expense / (income)		616	1,863
Operating cash flows before change in working capital		(16,025)	(14,424)
Decrease (increase) in trade receivables and other current assets		(1,277)	(13,464)
Decrease (increase) in subsidies and tax receivables		(3,116)	(2,213)
(Decrease) increase in trade payables and other current liabilities		(6,211)	(5,885)
(Decrease) increase in deferred revenues and contract liabilities		278	12,671
Change in working capital		(10,326)	(8,891)
Net cash flows provided by (used in) operating activities of continuing operations		(26,352)	(23,315)
Net cash flows provided by (used in) operating activities of discontinued operations		(1,974)
Net cash flows provided by (used in) operating activities		(28,326)	(23,315)

Cash flows from investment activities
Acquisition of intangible assets		-	(37)
Acquisition of property, plant and equipment	8	(213)	(218)
Net change in non-current financial assets	9	346	(105)
Sale (Acquisition) of current financial assets		-	(1,692)
Net cash flows provided by (used in) investing activities of continuing operations		133	(2,051)
Net cash flows provided by (used in) investing activities of discontinued operations		97
Cash flows provided by (used in) investment activities		230	(2,051)

Cash flows from financing activities
Increase in share capital of Cellectis after deduction of transaction costs	15	23,385	-
Increase in borrowings	12	-	16,251
Decrease in borrowings	12	(1,269)	(1,315)
Interest paid on financial debt		(74)	(226)
Payments on lease debts	12	(2,768)	(2,814)
Net cash flows provided by financing activities of continuing operations		19,275	11,896
Net cash flows provided by (used in) financing activities of discontinued operations		506
Net cash flows provided by (used in) financing activities		19,780	11,896
(Decrease) increase in cash and cash equivalents		(8,316)	(13,470)

Cash and cash equivalents at the beginning of the year		93,216	136,708
Effect of exchange rate changes on cash		669	(267)
Cash from discontinued operations		2,054	-
Cash from continuing operations		83,515	122,971
Cash and cash equivalents at the end of the period	11	85,570	122,971

(1)
Net cash flows used in operating activities from continuing and discontinued operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group's financial statements.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2023		45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Income (loss)							(30,074)	(30,074)	(2,450)	(32,525)
Other comprehensive income (loss)					62	(21)	-	41	1,132	1,173
Total comprehensive income (loss)					62	(21)	(30,074)	(30,033)	(1,318)	(31,351)
Allocation of prior period loss					-	(106,139)	106,139	-	-	-
Capital increase of Cellectis	15	9,907,800	532	24,298	-	-	-	24,830	-	24,830
Transaction costs related to Cellectis' capital increase	15	-	-	(1,445)	-	-	-	(1,445)	-	(1,445)
Operation between shareholders		-	-	-	-	287	-	287	(287)	-
Non-cash stock-based compensation expense	16	-	-	1,979	-	-	-	1,979	386	2,365
Other movements		-	-	132	-	18	-	149	-	149
As of March 31, 2023		55,583,768	3,487	608,086	(28,542)	(439,220)	(30,074)	113,735	6,754	120,489

As of January 1, 2024		71,751,201	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695	-	84,695
Net Income (loss)					-	-	5,643	5,643	-	5,643
Other comprehensive income (loss)					(553)	(27)	-	(580)	-	(580)
Total comprehensive income (loss)					(553)	(27)	5,643	5,063	-	5,063
Allocation of prior period loss (1)						(101,059)	101,059
Exercise of share warrants, employee warrants, stock-options and free-shares	15	204,334	11	-				11	-	11
Non-cash stock-based compensation expense	16			887				887	-	887
Other movements				(76)		(15)		(90)	-	(90)
As of March 31, 2024		71,955,535	4,376	523,596	(37,243)	(405,808)	5,643	90,566	-	90,566

(1) The loss for the year ended December 31, 2023 is allocated to retained earnings in the statements of changes in shareholders' equity pending the decision of the Annual General Meeting of shareholders on the allocation of this loss.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSPC product candidates in genetic diseases.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. (and Calyxt, Inc. until May 31, 2023), as a consolidated group of companies, are sometimes referred to as the “Group.”

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (“Cibus Global”) (the “Merger”). Among other things, as part of the Merger, each share of Calyxt’s common stock, par value $0.0001 per share, existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the agreement and plan of merger (the “Merger Agreement”) for the Merger. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023.

Note 2. Accounting principles

2.1 Basis for preparation

The Unaudited Interim Condensed Consolidated Financial Statements of Cellectis as of, and for the three-month period ended March 31, 2024 were approved by our Board of Directors on May 28, 2024.

The Interim Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three-month period ended March 31, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three-month period ended March 31, 2024 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2023, except as described below related to the new or amended accounting standards applied.

IFRS Accounting Standards include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2024 but had no significant impact on the Interim Consolidated Financial Statements:

•
Amendments to IAS 1 regarding the classification of liabilities (issued in January 2020 and Effective for the accounting periods as of January 1, 2024)
•
Amendments to IAS 1 regarding the classification of debt with covenants (issued in October 2022 and Effective for the accounting periods as of January 1, 2024)
•
Amendment to IFRS 16 to “clarify how a seller-lessee subsequently measures sale and leaseback transactions” (issued in September 2022 and Effective for the accounting periods as of January 1, 2024)
•
Amendments to IAS 7 and IFRS 7 regarding the supplier finance arrangements (issued in May 2023 and Effective for the accounting periods as of January 1, 2024)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2025, or later, as specified below. The Group has not early adopted any of these pronouncements and amendments. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•
Amendments to IAS 21 regarding the lack of exchangeability of foreign currency (issued in August 2023 and Effective for the accounting periods as of January 1, 2025)
•
IFRS 18 Presentation and Disclosure in Financial Statements (issued in April 2024 and Effective for the accounting periods as of January 1, 2027)

Going concern

The consolidated financial statements were prepared on a going concern basis.

With cash and cash equivalents of $123.0 million as of March 31, 2024, and taking into account the $140 million equity investment received on May 3, 2024, pursuant to the Subsequent Investment Agreement dated November 14, 2023 (the "SIA") between the Company and AstraZeneca Holdings B.V. ("AZ Holdings") (see Note 20), the Company believes its cash and cash equivalents will be sufficient to fund its operations into 2026 and therefore for at least twelve months following the unaudited interim condensed consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Currency translation adjustment” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation for the applicable periods presented. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of an entity as a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control of the entity.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Investments in associates

Associates are entities in which the Group has significant influence in respect of financial and operating policy decisions, but not control. Significant influence is assessed through voting rights and other qualitative factors.

Investments in associates are accounted for under the equity method and are initially recognized at cost.

The consolidated financial statements include the Group’s share of the total comprehensive income of associates from the date when significant influence is obtained until the date it ceases.

If the Group’s share of losses exceeds its equity interest, the carrying amount of investments consolidated under the equity method is reduced to zero and the Group ceases to recognize its share of additional losses unless the Group has a legal or constructive obligation to bear a portion of additional losses or to make payments on behalf of the associate.

2.4 Accounting treatment of significant transactions affecting the period

We present in this Note 2.4 the accounting treatment applied in the condensed consolidated financial statements of Cellectis as of December 31, 2023 and for the three-months period ended March 31, 2024 concerning the collaboration and investment agreements entered into with AZ Holdings and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this Note 2.4 is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca announced that they entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA").

Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). Following the Initial Investment, AZ Holdings owned approximately 22% of the share capital and 21% of the voting rights of the Company.

Following this first equity investment of AZ Holdings on November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was subject to the fulfilment of certain closing conditions. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis. This additional investment was completed on May 3, 2024 (see Note 20).

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products (as defined in the AZ JRCA).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance on a reasonable basis.

On March 4, 2024, AZ Ireland and Cellectis approved the first Research Plan under the AZ JRCA. As a result of this milestone, Cellectis is entitled, pursuant to the AZ JRCA, to receive the corresponding $10 million milestone payment. These $10 million are presented among the trade receivables as of March 31, 2024. Based on our measurement of the progress of our performance obligation, this milestone payment has been recognized in the amount of $1.0 million in revenue in the three-month period ended March 31, 2024, with the residual amount classified as deferred income as of March 31, 2024.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, as follows:

As of November 1, 2023
Number of shares issued	16,000,000
Spot share price (in €)	2.63
Spot foreign exchange rate	1.05
Fair value of shares in $ thousands	44,272
Proceeds received in $ thousands	80,000
Proceeds reallocated to the JRCA in $ thousands	35,728

The valuation method and parameters used to estimate the fair value of the SIA at initial recognition date is detailed in the section "Accounting treatment of the Subsequent Investment Agreement" below. The initial fair value of the SIA was $48.4 million.

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and recorded as deferred revenue totalling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied.

Accounting treatment of the Subsequent Investment Agreement

At the signing date of the SIA, the closing of this additional equity investment was subject to:

•
the approval of the extraordinary general meeting of the shareholders of Cellectis. The meeting was held on December 22, 2023 and approved the creation of the convertible preferred shares “class A” and “class B” and the delegation of its share capital increase power to the Board of Directors,
•
clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and
•
other customary closing conditions.

This contract meets all derivatives criteria and shall therefore be recognized according to the principles of IFRS 9, under which the derivative instrument is recognized at its fair value with any subsequent change of fair value recognized in profit and loss.

On the closing date of the SIA (i.e. upon completion of the additional investment), the cash received will be recognized on the balance sheet, the derivative will be derecognized, and any difference between the cash received and the fair value of the derivative at closing date will be recognized against share premium and share capital.

Valuation of the derivative

On November 14, 2023, the execution of the SIA constituted a commitment by AZ Holdings and did not constitute a firm commitment by Cellectis to deliver the shares, as completion of the transaction remained subject to conditions precedent, including the approval by the Cellectis shareholders general meeting. The shareholders general meeting called to vote on this transaction was held on December 22, 2023, and the Company requested-matters were approved.

Based on these facts, we value the SIA at initial recognition as a put option held by Cellectis with a maturity on the date of the shareholders general meeting. From the date of approval at Cellectis' shareholders general meeting, we value the SIA as a forward sale of new shares, with a maturity on the expected date of completion of the investment. The absence of dividends and the short residual maturity of the forward sale make the two types of instruments economically similar and this distinction has limited impact on the valuation.

The fair value of the derivative is estimated as follows:

•
Based on the expected maturity of the derivative by management, we estimated fair value conditional on completion of the transaction using a valuation model with observable inputs, such as the Cellectis share price, risk-free rate and forward exchange rate. The inputs are detailed in the table below.
•
We applied to this conditional fair value a weighting based on management's estimate of the probability of the transaction being completed (i.e. of the remaining conditions precedent being fulfilled). To estimate this probability of occurrence, we have estimated for each condition precedent the probability that it will be fulfilled on the basis of empirical, qualitative and quantitative criteria at each valuation date.

Given the absence of significant movement in the share price on and after November 14, 2023, we consider that the market was already anticipating this investment on November 14, 2023, and consequently that valuations should not be adjusted for dilutive effects.

As the valuation is based on both observable and unobservable inputs (mainly the probability of investment completion and the expected life of the derivative), this is a level 3 instrument under the IFRS 13 fair value hierarchy.

At initial recognition on November 14, 2023, as of December 31, 2023 and as of March 31, 2024 , assumptions used and estimated fair value are as follows:

	As of November 14, 2023	As of December 31, 2023	As of March 31, 2024
Number of shares to be issued	28,000,000	28,000,000	28,000,000
Subscription price (in $)	5.00	5.00	5.00
Expected life of derivative (in years)	0.11	0.25	0.09
Spot share price (in €)	2.33	2.76	2.49
Foreign exchange rate	1.09	1.10	1.08
Risk-free rate at maturity	5.7%	5.5%	5.4%
Volatility	119.6%	n.a.	n.a.
Probability of transaction completion	72.0%	81.0%	100.0%
Fair value in $ thousands	48,365	42,694	64,017

As of March 31, 2024, we consider that the probability of occurrence of the Subsequent Investment closing is 100% and the expected maturity is one month. Indeed, at this date, all conditions precedent had been met. The Subsequent Investment closed on May 3, 2024, confirming the assumptions used.

At initial recognition, the fair-value measurement of the derivative is $48.4 million. The fair value of this instrument has been remeasured on December 31, 2023 and March 31, 2024 and respectively amounts to $42.7 million and $64.0 million. The difference in fair value measurement of $21.3 million between December 31, 2023 and March 31, 2024 has been recognized in financial income in profit and loss in the three-month period ended March 31, 2024.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into: a service component in the form of delegated research activities and a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option.

However, such license component is not distinct from the service component in the contract because both components are essential and highly inter-related.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have right over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we will measure the progress of our performance obligations based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25 million, the IIA upfront payment of $35.7 million and the SIA upfront payment of $48.4 million, to each of the Research Plans on a reasonable basis.

We will evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if they it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We will apply to this total the percentage of completion determined as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of March 31, 2024, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the three-month period ended March 31, 2024 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

For the three-month period ended March 31, 2023 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc and Calyxt, Inc.

As of March 31, 2023, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 48.2% of Calyxt's outstanding shares of common stock. Cellectis' voting rights continued to give the company power to direct relevant activities of Calyxt and therefore Calyxt was still consolidated. Calyxt was deconsolidated on June 1, 2023. See Non-consolidated entities below.

Investments in associates

On December 29, 2022, we entered into a Collaboration Agreement with Primera Therapeutics, Inc. (“Primera”) (the “Primera Collaboration Agreement”). Under the Primera Collaboration Agreement, Primera and Cellectis have agreed to co-develop a mitochondrial DNA engineering toolbox for therapies to treat mitochondrial diseases.

Pursuant to the Primera Collaboration Agreement, Cellectis is contributing gene editing research, technology, manufacturing and clinical development experience and expertise. The Primera Collaboration Agreement also grants Primera a right to exercise an exclusive worldwide option to obtain a license from Cellectis on up to five product candidates developed under the Primera Collaboration Agreement. Upon Primera exercising the option, Cellectis would be eligible to receive milestone payments and royalty payments on the net sales of the products developed under the Primera Collaboration Agreement.

Pursuant to the Primera Collaboration Agreement, on May 17, 2023, Cellectis and Primera entered into a Subscription Agreement and a Shareholders Agreement under which Cellectis received 234,570 shares of common stock of Primera, representing a 19.0% ownership interest and 19% of the voting rights in Primera at that date, and a right to designate a director to the Primera’s board of directors.

Consequently, we consider that, since May 17, 2023, we have a significant influence over Primera as defined by IAS 28 because, in addition to voting rights, Cellectis receives and actively holds a seat on Primera’s board of directors and Cellectis provides Primera with access to essential technical information. Therefore, our investment in Primera is accounted for using the equity method starting on May 17, 2023.

On initial recognition, the investment in an associate is recognized at cost. We consider that the best estimate of the fair value of the consideration given to Primera is the fair market value of Primera’s shares received by Cellectis. The fair value of the investment is immaterial.

As of March 31, 2024, following Primera’s share capital increase that occurred since May 17, 2023, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net losses since May 17, 2023 and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of March 31, 2024, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Non-consolidated entities

Calyxt was consolidated until May 31, 2023.

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global) (the "Merger"). With Calyxt as the surviving entity, current equity holders of Cibus Global would receive shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into a merger agreement with respect to this Merger. Upon completion of the proposed Merger, Cellectis S.A. was expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by Cellectis over Calyxt.

In this context, since November 23, 2022, and for so long as Cellectis retained control over Calyxt, the assets and liabilities of Calyxt were presented in the financial statements as non-current assets and liabilities held for sale for all periods presented, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflected the presentation of Calyxt as a discontinued operation for all comparative periods presented.

On May 31, 2023 immediately prior to the consummation of the Merger, Cellectis S.A.’s ownership interest in Calyxt amounted to 48.0%. Cellectis’ voting rights continued to give Cellectis the power to direct relevant activities of Calyxt and therefore Calyxt continued to be consolidated through the May 31, 2023 consummation of the Merger. On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name of Cibus, Inc.

Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement. Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus.

The Group considered that Cellectis had no longer control of Calyxt as from June 1, 2023. Consequently, Calyxt was deconsolidated on May 31, 2023. Calyxt’s results are included in the Group’s results until May 31, 2023, and continued to be presented as the results of discontinued operations until that date.

On the date of deconsolidation, we derecognized Calyxt’s assets and liabilities and any non-controlling interests in Calyxt at their carrying amount. We recognized the investment retained in Calyxt at its fair value at the date when control was lost. We also reclassified to profit or loss the amounts recognized in other comprehensive income related to Calyxt that should be reclassified according to relevant IFRSs.

Pursuant to the deconsolidation of Calyxt, our investment in Calyxt was classified as a non-current financial asset and measured at fair value as of March 31, 2024.

Non-controlling interests

Non-controlling shareholders held a 51.8% interest in Calyxt as of March 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards.

On May 31, 2023, Calyxt was deconsolidated and as a result, we derecognized non-controlling interests in Calyxt.

Since June 1, 2023, there are no longer minority interests as the Group holds a 100% interest in all fully consolidated entities.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

Revenues by nature

	For the three-month period ended March 31,
	2023	2024
	$ in thousands
Collaboration agreements	-	4,434
Licenses	107	88
Products & services	31	6
Total revenues	139	4,528

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2023	2024
	$ in thousands
From France	139	4,528
From USA	-	-
Revenues	139	4,528
Research tax credit	3,116	1,932
Subsidies and other	304	38
Other income	3,420	1,970
Total revenues and other income	3,559	6,498

Revenues of $4.5 million in the three-month period ended March 31, 2024 reflect mainly the $4.4 million recognized in 2024 in connection with our performance obligation rendered under the first Research Plan agreed under the AZ JRCA with AZ Ireland, whereas revenues in the three-month period ended March 31, 2023 are immaterial.

Revenue recognized in respect of the first Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.4. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for the first Research Plan. We applied the percentage of completion thus obtained to the total transaction price allocated to this Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of March 31, 2024 the transaction price allocated to this Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to this Research Plan.

The decrease in other income of $1.5 million between the three-month periods ended March 31, 2023 and 2024 reflects a decrease of research tax credit of $1.2 million due to a decrease of eligible expenses, and the recognition in the three-month period ended March 31, 2023 of $0.3 million representing the portion of an initial payment from Bpifrance ("BPI") corresponding to a grant pursuant to our grant and repayable advance agreement with BPI, which was signed in March 2023.

4.2 Operating expenses

	For the three-month period ended March 31,
Research and development expenses	2023	2024

Wages and salaries	(9,057)	(9,252)
Social charges on stock option grants	(134)	(195)
Non-cash stock-based compensation expense	(1,103)	(582)
Personnel expenses	(10,294)	(10,030)
Purchases and external expenses	(6,658)	(7,608)
Other	(4,463)	(4,686)
Total research and development expenses	(21,415)	(22,324)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2023	2024

Wages and salaries	(1,503)	(1,744)
Social charges on stock option grants	(74)	(86)
Non-cash stock-based compensation expense	(517)	(305)
Personnel expenses	(2,094)	(2,135)
Purchases and external expenses	(2,142)	(2,345)
Other	(728)	(624)
Total selling, general and administrative expenses	(4,964)	(5,104)

	For the three-month period ended March 31,
Personnel expenses	2023	2024

Wages and salaries	(10,560)	(10,996)
Social charges on stock option grants	(208)	(281)
Non-cash stock-based compensation expense	(1,620)	(887)
Total personnel expenses	(12,388)	(12,165)

	For the three-month period ended March 31,
	2023	2024

Other operating income (expenses)	(611)	35

Following a change in its business model recently, the Group has decided to revise the presentation of the operating expenses and the comparative information accordingly.

The increase in total operating expenses of $0.4 million from the three-month period ended March 31, 2023 to the three-month period ended March 31, 2024 resulted primarily from (i) an increase of $1.3 million in purchases, external expenses and other, (ii) an increase of $0.4 million in wages partially offset by (i) a $0.7 million decrease in non-cash stock-based compensation expense and (ii) a decrease of net other operating expenses of $0.6 million.

4.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month period ended March 31, 2024, Cellectis’ CODM is composed of:

•
The Chief Executive Officer;
•
The Executive Vice President CMC and Manufacturing;
•
The Senior Vice President of US Manufacturing;
•
The Chief Scientific Officer;
•
The Chief Financial Officer;
•
The General Counsel;
•
The Chief Business Officer;
•
The Chief Regulatory & Pharmaceutical Compliance Officer;
•
The Chief Medical Officer; and
•
The Chief Human Resources Officer.

Until May 31, 2023, we viewed our operations and managed our business in two operating and reportable segments that were engaged in the following activities:

•
Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem and progenitor cells (HSPC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.
•
Plants: This segment focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt contemplated delivering its diversified product offerings primarily through its proprietary BioFactory™ production system. This segments corresponded to the activity of Calyxt. As of May 31, 2023, immediately prior the consummation of the Merger, we owned a 48.0% equity interest in Calyxt. This segment is only related to assets held for sale until May 31, 2023. This segment was presented as discontinued operations for the three-month period ended March 31, 2023.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment.

4.4 Financial income and expenses

	For the three-month period ended March 31,
Financial income and expenses	2023	2024

Income from cash, cash equivalents and financial assets	681	1,917
Foreign exchange gains	32	3,524
Gain on fair value measurement	62	23,970
Financial income	775	29,410
Interest on financial liabilities	(117)	(1,100)
Foreign exchange losses	(989)	(1,327)
Loss on fair value measurement	(3,336)	(19)
Interest on lease liabilities	(787)	(689)
Other financial expenses	52	-
Financial expenses	(5,177)	(3,136)
Net financial gain (loss)	(4,402)	26,275

The increase in financial income of $28.6 million between the three-month periods ended March 31, 2023 and 2024 was mainly attributable to an increase in gain from our financial investments of $1.2 million, a $21.3 million gain in change in fair value of SIA derivative instrument, $1.3 million gain in change in fair value of European Investment Bank ("EIB") tranche A and B warrants, and a $1.4 million gain on change in fair value of our investment in Cibus, and an increase in the foreign exchange gain of $3.5 million (from a $0.0 million gain in 2023 to a $3.5 million gain in 2024).

The decrease in financial expenses of $2.0 million between the three-month periods ended March 31, 2023 and 2024 is mainly attributable to a $0.1 million decrease in interest on lease liabilities, a loss in fair value measurement on Cytovia convertible note recognized in the three months period ended March 31, 2023 of $3.3 million partially offset by an interest on EIB loan of $0.8 million, an increase in BPI research tax credit prefinancing interest of $0.1 million and a $0.3 million increase in foreign exchange loss (from a $1.0 million loss in 2023 to a $1.3 million loss in 2024).

4.5 Income tax

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Income tax	0	262	-

The effective tax rate for the three-month period ended March 31 is calculated by applying the estimated effective tax rate for the fiscal year to pre-tax net income or loss for the three-month period ended March 31.

The effective income tax rate for the three-month period ended March 31, 2024 is -4.9% based on a pre-tax net income of $5.4 million, compared with 0.0% for the three-month period ended March 31, 2023. This negative effective tax rate for the three-month period ended March 31, 2024 is due to the inclusion in the estimated effective tax rate for the fiscal year 2024 of a deferred tax income related to the recognition of deferred tax assets on federal R&D tax credits in the United States, which had not previously been recognized. The Group now considers that it has sufficient certainty as to the recoverability of these deferred tax assets.

Note 5. Discontinued operations

Accounting policies

Non-current assets held for sale and disposal groups

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probable, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets and related liabilities classified as held for sale are presented separately and are considered as current items in the statement of consolidated financial position.

Discontinued operations

The Group classifies as discontinued operations a component of the Group that either has been disposed of, or is classified as held for sale, and i) represents a separate major line of business or geographical area of operations; ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or iii) is a subsidiary acquired exclusively with a view to resell.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation would be presented as a single line item in the statement of consolidated comprehensive income.

Cash flows generated by the assets or disposal groups constituting the discontinued operation are presented as a single line item within each of the categories of cash flows in the statement of consolidated cash flows.

Details of discontinued operations and disposal groups

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global) (the "Merger"). On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into a merger agreement with respect to the Merger. In connection with the merger agreement, Cellectis executed a voting agreement with Cibus Global to vote in favor of and approve all the transactions contemplated by the merger agreement, subject to the terms and conditions thereof.

On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name Cibus, Inc. Consequently, Cellectis S.A. owned 2.9% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt. The combined company operates under the name of Cibus, Inc. Cellectis S.A. owned 479,264 shares out of Calyxt’s total outstanding shares of 997,745 shares immediately prior to the Merger (in each case, after giving effect to Calyxt’s 1-for-10 reverse stock split, which became effective on April 24, 2023, and Calyxt’s 1-for-5 reverse stock split, which became effective on May 31, 2023). Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement.

The Group considers that Calyxt met the definition of a group of assets held for sale as the criteria defined by IFRS 5 were met on November 23, 2022 and until the loss of control and deconsolidation on May 31, 2023. In the present financial statements, Calyxt is therefore classified as a discontinued operation for the three-month period ended March 31, 2023. As Calyxt was deconsolidated on May 31, 2023, the three-month period ended March 31, 2024 do not include Calyxt's results.

As prescribed by IFRS 5, Calyxt’s assets and liabilities were measured at the lower of their carrying amount and their fair value less costs to sell from November 23, 2022 and until derecognition on May 31, 2023. No gain or loss was recognized pursuant to this measurement.

The results of Calyxt are as follows :

	For the three-month period ended March 31,
	2023	2024 *

Revenues and other income	42	-
Operating expenses	(3,640)	-
Operating income (loss)	(3,598)	-
Net Financial gain (loss)	(1,093)	-
Profit from deconsolidation
Net income (loss) from discontinued operations	(4,691)	-

* The Group's financial statements do not include Calyxt's results for the three-month period ended March 31, 2024, as Calyxt was deconsolidated on May 31, 2023

The earning per share attributable to Calyxt is as follows :

	For the three-month period ended March 31,
	2023	2024 *

Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.04)	-

* The Group's financial statements do not include Calyxt's results for the three-month period ended March 31, 2024, as Calyxt was deconsolidated on May 31, 2023

The net cash flows attributable to Calyxt are as follows:

	For the three-month period ended March 31,
	2023	2024 *

Net cash flows provided by (used in) operating activities of discontinued operations	(1,974)
Net cash flows provided by (used in) investing activities of discontinued operations	97
Net cash flows provided by (used in) financing activities of discontinued operations	506
(Decrease) increase in cash and cash equivalents	(1,372)

* The Group's financial statements do not include Calyxt's results for the three-month period ended March 31, 2024, as Calyxt was deconsolidated on May 31, 2023

Note 6. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Until May 31, 2023, our cash-generating units (“CGUs”) corresponded to the operating/reportable segments: Therapeutics and Plants. As from June 1, 2023, there is a single CGU corresponding to the Therapeutic segment.

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the three-months periods ended March 31, 2023 or 2024.

As a result of management's decision not to use the full capacity of the manufacturing space in our Raleigh leased facilities in the near future, an impairment test was conducted on the portion of the right-of-use asset allocable to the unused space for the year ended December 31, 2023, in accordance with IAS 36 requirements. In view of the recoverable amount of the asset based on its estimated fair value less costs of disposal, this impairment test resulted in an impairment expense of $0.5 million recognized against the right-of-use asset for the year ended December 31, 2023. Following the update of this impairment test, the impairment of the right-of-use asset was maintained as of March 31, 2024.

The CGU corresponding to the Plants segment consisted solely of Calyxt. Since the deconsolidation of Calyxt on May 31, 2023, our retained investment in Calyxt is measured at fair value, based on Cibus share price on the Nasdaq.

Note 7. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2023	33,666	10,608	44,275
Additions	873	12	885
Depreciation & impairment expense	(1,142)	(874)	(2,016)
Translation adjustments	253	39	293
Net book value as of March 31, 2023	33,651	9,785	43,436
Gross value at end of period	50,702	17,852	68,554
Accumulated depreciation and impairment at end of period	(17,051)	(8,067)	(25,118)

Net book value as of January 1, 2024	30,602	7,457	38,060
Additions	-	-	-
Disposal	-	-	-
Depreciation & impairment expense	(1,195)	(814)	(2,008)
Translation adjustments	(237)	(27)	(264)
Net book value as of March 31, 2024	29,171	6,617	35,787
Gross value at end of period	51,373	17,908	69,281
Accumulated depreciation at end of period	(22,202)	(11,291)	(33,494)

Note 8. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621
Additions	-	3	8	234	245
Disposal	-	-	0	-	0
Reclassification	216	89	(0)	(304)	0
Depreciation & impairment expense	(477)	(1,766)	(180)	-	(2,423)
Translation adjustments	179	55	13	17	264
Net book value as of March 31, 2023	9,240	49,452	2,117	899	61,708
Gross value at end of period	18,308	73,194	4,963	899	97,364
Accumulated depreciation and impairment at end of period	(9,069)	(23,742)	(2,846)	-	(35,656)

Net book value as of January 1, 2024	7,868	44,131	1,354	1,328	54,681
Additions	-	15	19	184	218
Disposal	-	-	3	(26)	(23)
Reclassification	48	71	9	(129)	(0)
Depreciation & impairment expense	(462)	(1,992)	(118)	-	(2,572)
Translation adjustments	(168)	(45)	(10)	(28)	(252)
Net book value as of March 31, 2024	7,285	42,180	1,257	1,329	52,051
Gross value at end of period	18,191	73,274	4,958	1,263	97,686
Accumulated depreciation and impairment at end of period	(10,905)	(31,094)	(3,701)	66	(45,635)

Note 9. Non-current financial assets

	As of December 31,	As of March 31,
	2023	2024
	$ in thousands
Deposit	811	899
Non current restricted cash	4,656	4,656
Other non current financial assets	2,386	2,315
Non current financial assets	7,853	7,870

As of March 31, 2024, our deposits consist of one deposit for our leased premises in Paris, which has increased from $0.1 million since December 31, 2023 due to the increase in the base rent used as a reference for setting the amount of the deposit.

As of March 31, 2024, our non-current restricted cash primarily consists of $1.9 million related to a leasing agreement for equipment in Raleigh, $2.6 million for our leased premises in Raleigh and $0.2 million for our leased premises in New York.

As of March 31, 2024, our non-current financial assets relate to the partial sublease of our premises in New York which started in June 2022.

Note 10. Trade receivables and other current assets

10.1 Trade receivables

	As of December 31,	As of March 31,
	2023	2024
	$ in thousands
Trade receivables	569	16,036
Allowance for expected credit losses	-	-
Total net value of trade receivables	569	16,036

All trade receivables have payment terms of less than one year.

The trade receivables as of March 31, 2024 primarily consist of a $10.0 million receivable pursuant to the achievement on March 4, 2024 of the approval of the first Research Plan under the AZ JRCA with AZ Ireland, and a $5.4 million receivable related to reinvoicing to AZ Ireland of Research Costs rechargeable in accordance with the agreement for the first Research Plan. These receivables totalling $15.4 million were recognized against revenue of $3.4 million in the three-month period ended March 31, 2024, with the residual amount classified as deferred income as of March 31, 2024.

Other receivables correspond to invoicing under our licensing agreements.

10.2 Subsidies receivables

	As of December 31,	As of March 31,
	2023	2024
	$ in thousands
Research tax credit	20,900	23,100
Other subsidies	-	-
Total subsidies receivables	20,900	23,100

Research tax credit receivables as of March 31, 2024 include the accrual for the French research tax credit related to the three-month period ended March 31, 2024 for $1.9 million and to previous periods for $21.2 million.

10.3 Other current assets

	As of December 31,	As of March 31,
	2023	2024
	$ in thousands
VAT receivables	1,414	1,144
Income tax receivable	192	24
Prepaid expenses and other prepayments	5,716	3,894
Tax and social receivables	55	93
Deferred expenses and other current assets	345	274
Total other current assets	7,722	5,429

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2023, and the three-month period ended March 31, 2024, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART 20x22.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2023	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	67,107	-	67,107
Cash and cash equivalents	136,708	-	136,708
Current financial assets and cash and cash equivalents	203,815	-	203,815

As of March 31, 2024	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	90,128	-	90,128
Cash and cash equivalents	122,971	-	122,971
Current financial assets and cash and cash equivalents	213,099	-	213,099

11.1 Current financial assets

As of March 31, 2024, current financial assets are composed of a $15.4 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents, a $64.0 million financial derivative related to the SIA with AZ and a $10.8 million corresponding to our investment in Cibus at its fair value. There is no short-term restricted cash included in the current financial assets.

As of December 31, 2023, current financial assets are composed of a $15.0 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents, a $42.7 million financial derivative related to the SIA with AZ and a $9.4 million corresponding to our investment in Cibus at its fair value. There is no short-term restricted cash included in the current financial assets.

Cytovia convertible note

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia Therapeutics, Inc. ("Cytovia") as amended from time to time (the “Cytovia Agreement”) to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN.

Upon initial execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million in respect of the upfront collaboration consideration payable if certain conditions were not met by December 31, 2021 (the "Cytovia Conditions"). The Cytovia Conditions were not met by December 31, 2021 so the note receivable was converted to an account receivable. In April 2022, Cytovia entered into a definitive business combination agreement and we received a $20 million convertible note for consideration of the Upfront Collaboration Consideration. As the business combination was abandoned and the conditions of the convertible note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022. Under certain conditions, it provides for automatic conversion into common stock of Cytovia.

At the maturity date on June 30, 2023, we did not elect to convert the convertible note into shares of Cytovia’s then-outstanding most senior series of preferred stock and therefore the outstanding amount of the note automatically became due and payable in full in cash by Cytovia for $22.4 million, which includes the $20.0 million principal and $2.4 million of accrued and unpaid interest accrued since the convertible note was issued in April 2022. Cytovia failed to pay this amount, which remains due and payable and Cytovia’s receivable in respect of the note continues to accrue interest during the continuation of this default, subject to a 10% interest step up.

The convertible note was classified as a financial asset measured at fair value through profit or loss until June 30, 2023. The fact that Cytovia is in default substantially changes the cash flows associated with this asset, mainly as the convertible note is now only repayable in cash (and no longer subject to conversion into shares of Cytovia). We consider that the criteria for derecognition of this financial asset are met on June 30, 2023, and we therefore derecognized this asset to recognize a new asset, based on such new characteristics.

On November 30, 2023, considering that the progress made in our negotiations with Cytovia was insufficient and in light of their failure to pay due and payable amounts under the note, we notified Cytovia the termination of the Cytovia Agreement. Under the terms of the termination letter, Cytovia is no longer authorized to use the licenses and rights granted under the Cytovia Agreement, but remains liable for the outstanding amount of the note and for which Cytovia is currently in default.

Considering new developments that occurred since June 30, 2023, including the termination of the Agreement, the end of our negotiation with Cytovia, Cytovia's resources and financing options and our ability to recover the receivable, we did not have reasonable expectations of recovery as of December 31, 2023. We therefore carried out a full write-off of the asset as of December 31, 2023.

No new development occurred during the three-month period ended March 31, 2024.

AstraZeneca Subsequent Investment

The accounting treatment of the SIA is detailed in Note 2.4 to the financial statements "Accounting treatment of significant transactions affecting the period".

At initial recognition, the SIA gives rise to the recognition of a financial derivative measured at its fair-value of $48.4 million. The fair value of this instrument has been remeasured on December 31, 2023 and on March 31, 2024 respectively to $42.7 million and $64.0 million. The $21.3 million difference in fair value measurement has been recognized in financial income for the three-month period ended March 31, 2024. This increase in the fair value is mainly attributable to the increase in the probability of transaction completion (from 81% as of December 31, 2023 to 100% as of March 31, 2024) and the decrease in the spot share price of Cellectis between December 31, 2023 and March 31, 2024.

11.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2023	2024
	$ in thousands
Cash and bank accounts	81,708	72,566
Money market funds	-	-
Fixed bank deposits	55,000	50,406
Total cash and cash equivalents	136,708	122,971

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities

12.1 Detail of financial liabilities

	As of December 31, 2023	As of March 31, 2024

	$ in thousands
Conditional advances	1,448	1,514
Lease debts	42,948	40,587
State Guaranteed loan « PGE »	8,950	7,505
EIB loan	18,046	31,158
EIB warrants	7,797	9,846
Other non-current financial liabilities	12,884	12,595
Total non-current financial liabilities and non-current lease debts	92,073	103,205
Lease debts	8,502	8,404
State Guaranteed loan « PGE »	5,162	5,045
Other current financial liabilities	126	129
Total current financial liabilities and current lease debts	13,790	13,578
Trade payables	19,069	16,051
Other current liabilities	10,219	7,165
Total Financial liabilities	135,151	139,999

As of March 31, 2024 the other non-current financial liabilities are composed of a $1.1 million loan to finance leasehold improvements in our premises in New York, a Research Tax Credit financing from BPI received in June 2022 of €5.5 million representing a non-current financial liability of $5.9 million and a new Research Tax Credit financing from BPI received in August 2023 of €5.3 million, representing a non-current financial liability of $5.7 million. As of December 31, 2023, the other non-current financial liabilities were of the same nature.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $20.0 million using exchange rate as of March 31, 2024) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of March 31, 2024, the current liability related to the State Guaranteed loan amounts to $5.0 million and the non-current liability amounts to $7.5 million.

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which corresponds to UCART 20x22 and certain related manufacturing activities. Pursuant to this agreement, we received $0.9 million as a first installment of the refundable advance on June 19, 2023 and $1.9 million as a second installment on October 6, 2023.

Repayment of this advance is due over a period of 3 years starting on March 31, 2028. The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be $0.6 million and the total amount to be repaid $3.4 million.

The refundable advance from BPI is accounted for a government loan as defined by IAS 20. Because this loan bears a lower-than-market interest rate, we measure for each installment the fair value of the loan using a market interest rate and recognize the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment and 15.2% for the second installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, we measured the fair value of the loan at $1.4 million. The difference between this $1.4 million fair value and the $2.8 million received in cash has been recognized as a grant income in profit and loss for $1.4 million upon receipt of payments. The loan is subsequently measured at amortized cost.

European Investment Bank (“EIB”) credit facility

On December 28, 2022, we entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support our research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

The €20 million Tranche A was disbursed on April 17, 2023. As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche A Warrants. Tranche A will mature six years from its disbursement date. Tranche A generates interest at a rate equal to 8% per annum. Interest will be capitalized annually by increasing the principal amount.

The €15 million Tranche B was disbursed on January 25, 2024. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the benefit of the EIB, in accordance with the terms of the 14th resolution of the shareholders’ meeting held on June 27, 2023 and articles L. 228-91 and seq. of the French Commercial Code (the “Tranche B Warrants”), representing 2.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche B Warrants is equal to €2.53, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants. Tranche B will mature six years from its disbursement date. Tranche B generates interest at a rate equal to 7% per annum. Interest will be capitalized annually by increasing the principal amount.

Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions). The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of the Company over the last three trading days prior to their issuance. The EIB Warrants with respect to Tranche C are only issuable if the Company elects to drawdown such tranche.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche to which it is related, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option by which EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants, at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

The Finance Contract and the Warrant Agreement are separate contracts as their maturities differ and as the warrants are transferable (subject to certain conditions). Therefore, the warrants are accounted for separately from the loan.

Tranche A and Tranche B loans financings, as well as the Tranche A and Tranche B warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranche B cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A, as its disbursement was subject to additional conditions, the maturity of the loans and warrants is different and the effective interest rate is different and corresponds to market conditions at the date of drawdown of each of the two Tranches.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan included $0.3 million of transaction costs and the $5.3 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on January 24, 2024, the fair value of this loan included the $3.5 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $12.7 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 11.4%.

Derivative Instruments – EIB Warrants

The Warrants issued in favor of the EIB in relation to the Tranche A and Tranche B disbursements in the form of respectively 2,779,188 and 1,460,053 Bons de Souscription d’Actions (“BSA”) are derivative instruments.

Because of the terms and conditions of the EIB’s put option, we consider that the put option and the Tranche A Warrants and Tranche B Warrants under each of the Tranches are to be treated as a single compound derivative.

Because of the terms and conditions of the Company’s call option, we consider it highly unlikely that the Company will exercise the call option. Accordingly, the call option has been valued at zero and is not accounted for.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because there is a settlement option that may result in the exchange of a variable number of shares for a variable price in the case of a put option exercise.

As they are not equity instruments, the Tranche A Warrants and the Tranche B Warrants and attached put option are to be classified as a financial liability and will be measured at fair value through profit and loss.

The fair value of the Tranche A Warrants and the Tranche B Warrants and put option has been estimated using a Longstaff Schwartz approach. Those derivative instruments are classified as level 3 in the fair value hierarchy.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the Warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrants valuation for Tranche A are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2023	As of March 31, 2024
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	2.76	2.49
Average life of options (in years)	20	19.55	19.30
Expected volatility	81.3%	67.6%	56.1%
Put option cap (in € thousands)	7.196	8.256	8.256
Discount rate	2.85%	2.5%	2.5%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.73	2.54	2.14
Fair value in $ thousands	5,280	7,797	6,432

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of April 17, 2023	Fair value in $ thousands
Expected volatility -5%	5,261
Expected volatility	5,280
Expected volatility +5%	5,286

As of March 31, 2024	Fair value in $ thousands
Expected volatility -5%	6,111
Expected volatility	6,432
Expected volatility +5%	7,108

The assumptions and results of the warrants valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche B as this is the issuance date defined in the contract.

	Warrants Tranche B
	As of January 25, 2024	As of March 31, 2024
Number of warrants granted	1,460,053	1,460,053
Share price (in euros)	2.22	2.49
Average life of options (in years)	20	19.8
Expected volatility	60.4%	56.1%
Put option cap (in € thousands)	8.256	8.256
Discount rate	2.7%	2.5%
Expected dividends	0%	0%
Fair value per options (in euros per share)	2.22	2.16
Fair value in $ thousands	3,534	3,414

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of January 25, 2024	Fair value in $ thousands
Expected volatility -5%	3,358
Expected volatility	3,534
Expected volatility +5%	3,711

As of March 31, 2024	Fair value in $ thousands
Expected volatility -5%	3,244
Expected volatility	3,414
Expected volatility +5%	3,773

12.2 Due dates of the financial liabilities

Balance as of March 31, 2024	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	48,991	8,404	26,964	13,622
Financial liabilities	67,792	5,174	20,336	42,282
Financial liabilities	116,783	13,578	47,300	55,904
Trade payables	16,051	16,051	-	-
Other current liabilities	7,165	7,165	-	-
Total financial liabilities	139,999	36,794	47,300	55,904

Balance as of December 31, 2023	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	51,450	8,502	28,369	14,579
Other financial liabilities	54,413	5,289	21,862	27,263
Financial liabilities	105,863	13,790	50,230	41,842
Trade payables	19,069	19,069	-	-
Other current liabilities	10,219	10,219	-	-
Total financial liabilities	135,151	43,078	50,230	41,842

Note 13. Other current liabilities

	As of December 31, 2023	As of March 31, 2024

	$ in thousands
Accruals for personnel related expenses	9,368	5,713
Other	852	1,451
Total other current liabilities	10,219	7,165

Accruals for personnel related expenses are related to annual bonuses, paid time-off accruals and social expenses on stock options. The $3.7 million decrease in accruals for personnel related expenses between December 31, 2023 and March 31, 2024 is mainly related to the payment of 2023 annual bonuses in February 2024.

Other current liabilities as of March 31, 2024 include a $0.7 million payable related the French research tax credits for the fiscal years 2015 and 2016, for which we received a notification of reimbursement during the three-month period ended March 31, 2024.

Note 14. Deferred revenues and contract liabilities

	As of December 31, 2023	As of March 31, 2024

	$ in thousands
Deferred revenues and contract liabilities	110,325	120,556
Total deferred income and contract liabilities	110,325	120,556

As of March 31, 2024, the deferred revenues and contract liabilities include $120.2 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA.

As of December 31, 2023, the deferred revenues and contract liabilities primarily include a $25.0 million upfront payment received in November 2023 under the AZ JRCA and $84.1 million reallocated from the IIA and the SIA.

The increase in deferred revenues and contract liabilities of $10.2 million between December 31, 2023 and March 31, 2024 is mainly related to the $15.6 million trade receivables relating to the first Research Plan recognized in March 2024 (see Note 10. "Trade receivables and other current assets"), for which only $3.4 million has been recognized in revenue during the three-month period ended March 31, 2024. This $3.4 million is in addition to the $1.1 million recognized in revenue over the period relating to the upfront payments previously deferred, for a total of $4.4 million revenue corresponding to the progress in satisfying our performance obligation under the first Research Plan during the three-month period ended March 31, 2024.

The accounting treatment of the AZ JRCA, the IIA and the SIA is detailed in Note 2.4 to the condensed financial statements "Accounting treatment of significant transactions affecting the period".

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in $
Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Capital increase of Cellectis	532	24,298	9,907,800
Transaction costs related to capital increase		(1,445)
Non-cash stock-based compensation expense		1,979	-
Other movements		132	-
Balance as of March 31, 2023	3,487	608,086	55,583,768	0.05

Balance as of January 1, 2024	4,365	522,785	71,751,201	0.05
Exercise of share warrants, employee warrants, stock-options and free-shares vesting (1)	11		204,334
Non-cash stock-based compensation expense	-	887	-
Other movements	-	(76)	-
Balance as of March 31, 2024	4,376	523,596	71,955,535	0.05

Capital evolution during the three-month period ended March 31, 2024

(1)
On March 5, 2024, 204,334 ordinary shares were issued in favor of Cellectis employees corresponding to the free shares vested under the March 5, 2021 free shares award.

Note 16. Non-cash stock-based compensation

16.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows for the three-month periods ended March 31, 2024 and March 31, 2023:

	For the three-month period ended March 31,
	2023	2024

Weighted-Average fair values of stock options granted	1.83€	1.50€
Assumptions:
Risk-free interest rate	2.45% - 2.73%	2.49%
Share entitlement per options	1	1
Exercise price	1.91€ - 3.17€	2.60€
Grant date share fair value	1.87€-3.09€	1.50€
Expected volatility	63.7% - 64.2%	53.92%
Expected term (in years)	6.03 - 6.15	6.03
Vesting conditions	Performance & Service or Service	Performance & Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share (in €)	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life

Balance as of January 1, 2023	7,400,519	24.58	8,787,264	22.31	4.6	y
Granted		-	1,421,621	3.17
Exercised		-	-	-
Forfeited or Expired		-	(17,078)	16.47

Balance as of March 31, 2023	7,724,008	23.93	10,191,807	19.65	5.1	y

Balance as of January 1, 2024	7,913,183	23.63	10,543,159	18.92	4.6	y
Granted		-	1,682,476	2.60
Exercised		-	-	-
Forfeited or Expired		-	(223,934)	3.95

Balance as of March 31, 2024	8,360,701	22.55	12,001,701	16.91	5.0	y

Share-based compensation expense related to Cellectis' stock option awards was $0.6 million and $0.5 million for the three-month period ended March 31, 2024, and 2023, respectively.

On January 25, 2024, the Board of Directors granted 1,682,476 stock options to executive employees. Stock options vesting period is over three years and based on performance criteria.

Non-Employee Warrants

No non-employee warrants (or “Bons de Souscriptions d’Actions” or “BSAs”) have been granted during the periods presented.

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share (in €)	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life

Balance as of January 1, 2023	896,225	27.18	896,225	27.18	3.3	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	-	-	-	-

Balance as of March 31, 2023	896,225	27.18	896,225	27.18	3.1	y

Balance as of January 1, 2024	338,875	26.69	338,875	26.69	2.4	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	-	-	-	-

Balance as of March 31, 2024	338,875	26.69	338,875	26.69	2.2	y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the three-month period ended March 31, 2024 and March 31, 2023.

Free shares

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of January 1, 2023	909,113	11.18
Granted	342,900	3.08
Vested	0	-
Cancelled	(29,397)	11.78

Unvested balance as of March 31, 2023	1,222,616	8.90

Unvested balance as of January 1, 2024	1,017,538	6.59
Granted	-	-
Vested	(204,334)	12.69
Cancelled	(62,851)	9.55

Unvested balance as of March 31, 2024	750,353	4.68

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to Cellectis' free shares awards was $0.3 million and $0.9 million for the three-month period ended March 31, 2024 and 2023 respectively. The decrease in share-based compensation expense associated with free shares awards is mainly related to a decrease between the two periods in the average unit fair value of free shares being vested.

No free shares were granted during the three-month period ended March 31, 2024.

16.2 Detail of Calyxt equity awards

Pursuant to Calyxt’s deconsolidation, stock and share-based compensation expenses related to Calyxt equity awards until May 31, 2023 were classified as discontinued operations.

Stock-based compensation expense related to stock option awards was $0.3 million for the three-month period ended March 31, 2023.

Share-based compensation expense related to restricted stock units awards was $0.3 million for the three-month period ended March 31, 2023.

Share-based compensation expense related to performance stock units awards was $0.2 million for the three-month period ended March 31, 2023.

Note 17. Earnings per share

	For the three-month period ended March 31,
	2023	2024

Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(30,074)	5,643
Net income (loss) attributable to shareholders of Cellectis from discontinued operations ($ in thousands)	(2,241)	-
Weighted average number of outstanding shares, used to calculate basic net result per share	51,452,348	71,810,231
Weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	51,452,348	103,093,741

Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(0.58)	0.08
Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.04)	-
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(0.58)	(0.15)
Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ( $ /share)	(0.04)	-

Note 18. Provisions

	As of January 1, 2024	Additions	Amounts used during the period	Reversals	OCI	As of March 31, 2024
	$ in thousands
Pension	2,200	61	-	-	(20)	2,241
Employee litigation and severance	242	-	-	-	(5)	237
Commercial litigation	588	-	-	-	(13)	575
Provision for tax litigation	628	-	(617)	-	(11)	-
Other provision for charges	281	-	-	(128)	(6)	148
Total	3,940	61	(617)	(128)	(55)	3,201
Non-current provisions	2,200	61	-	-	(20)	2,241
Current provisions	1,740	-	(617)	(128)	(34)	960

During the three-month period ended March 31, 2024, movements in provisions were mainly due to the $0.6 million reversal of a provision for a tax litigation for which the liability is now certain and amounts to $0.7 million (see Note 13 "Other current payables").

Note 19. Off-balance sheet commitments

As of March 31, 2024	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
License and collaboration agreements	13,130	1,400	2,800	2,800	6,130
Clinical & Research and Development agreements	69	69	-	-	-
IT licensing agreements	152	66	86	-	-
Total commitments	13,351	1,535	2,886	2,800	6,130

As of December 31, 2023	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	0
License and collaboration agreements	13,480	1,400	2,800	2,800	6,480
Clinical & Research and Development agreements	71	71	-	-	-
IT licensing agreements	319	233	86	-	-
Total commitments	13,870	1,704	2,886	2,800	6,480

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones. We also have license agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of clinical and research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Note 20. Subsequent events

Completion of the additional equity investment of $140 million by AZ Holdings

Following clearance from the French Ministry of Economy and satisfaction of all other closing conditions, AZ Holdings completed on May 3, 2024 the additional equity investment of $140 million in Cellectis, as previously announced by Cellectis on November 1 and 15, 2023 (the “Subsequent Investment”).

As part of the Subsequent Investment, AZ Holdings subscribed for 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per convertible preferred share, issued by the board of directors of Cellectis pursuant to the authorizations granted by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023.

Prior to their conversion into ordinary shares, the “class A" convertible preferred shares have single voting rights and will not be eligible for double voting rights under any circumstances, and the “class B” convertible preferred shares have no voting rights except with respect to any distribution of dividends or reserves. Both classes of preferred shares enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and are convertible, at AstraZeneca’s direction, into the same number of ordinary shares with the same rights as the outstanding ordinary shares.

Immediately after the Subsequent Investment, AZ Holdings owned approximately 44% of the share capital and 30% of the voting rights of the Company (based on the number of voting rights currently outstanding at such time).

Appointment of Mr. Marc Dunoyer and Mr. Tyrell Rivers as directors.

Following the closing of the Subsequent Investment, the appointment of Mr. Marc Dunoyer and Dr. Tyrell Rivers as members of the board of directors of Cellectis, decided by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023 and conditioned upon the completion of the Additional Investment, is effective.

Appointment of Mr. Arthur Stril as interim Chief Financial Officer

On May 2, 2024, Arthur Stril was appointed as interim Chief Financial Officer of Cellectis, replacing Bing C. Wang.

Relationships with Servier

On May 13, 2024, Allogene announced the execution of an Amendment and Settlement Agreement (the "Servier Amendment"), which amends the license agreement between Servier and Allogene, under which Servier exclusively sublicensed to Allogene its rights under the License Agreement between Cellectis and Servier (the "Servier License"), for the development and commercialization of allogeneic anti-CD19 CAR T cell product candidates in the U.S. (the "Allogene Sublicense"). Allogene disclosed that, pursuant to this amendment to the Allogene Sublicense, the licensed territory was expanded to include the European Union and the United Kingdom, and Allogene was granted an option to further extend its licensed territory to include China and Japan subject to certain conditions.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our. HEAL platform, our gene editing technologies to develop HSPC product candidates in genetic diseases. HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We were (through May 31, 2023) conducting our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out (until May 31, 2023) through our ownership interest in Calyxt (48.0% as of May 31, 2023), was focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets. Following the consummation of the Merger between Calyxt and Cibus Global on May 31, 2023, Cellectis lost control over Calyxt, and Calyxt was deconsolidated.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSPC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of March 31, 2024, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Les Laboratoires Servier and Institut de Recherches Internationales Servier (together “Servier”) and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene Therapeutics, Inc. (“Allogene”) and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier.

We have also entered into collaboration and license agreement with Iovance Biotherapeutics for certain use of our TALEN technology.

For the three-month period ended March 31, 2024, we derived all of our revenues from milestones payments and research costs reinvoicing as part of the AZ JRCA. No other revenue was recorded under other collaboration and license agreements for such period.

At the date of this Report, we are sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at eight (8) sites for the AMELI-01 Study, at seventeen (17) sites for the BALLI-01 Study, at nine (9) sites for the NathHaLi-01 Study as follow:

•
The AMELI-01 Study is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at:
o
University of Texas, MD Anderson Cancer Center (Houston, Texas),
o
H. Lee Moffitt Cancer Center & Research Institute Hospital, Inc (Tampa, Florida),
o
Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts),
o
Cornell University for and behalf of its Joan and Sanford I. Weill Medical College and the New York and Presbyterian Hospital (New York, New York),
o
Northwestern University (Chicago, Illinois),
o
the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California),
o
The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania), and
o
Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York).

As of the date of this interim report, AMELI-01 is currently enrolling patients with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•
The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at:
o
Memorial Sloan Kettering Cancer Center (New York, New York),
o
the Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania),
o
the University of Chicago (Chicago, Illinois),
o
the University of Texas, MD Anderson Cancer Center (Houston, Texas),
o
The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California),
o
Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts),
o
Hôpital Saint-Louis AP-HP (Paris, France),
o
Hôpital Robert Debré AP-HP (Paris, France),
o
CHU de Nantes (Nantes, France),
o
CHU Rennes (Rennes, France),
o
Hospices Civils de Lyon (Lyon, France),
o
Regents of the University of Colorado for and behalf of the University of Colorado Anschutz medical campus (Aurora, Colorado),
o
Sarah Cannon Research Institute, LLC and St. David’s South Austin Medical Center (Austin, Texas),
o
Sarah Cannon Research Institute, LLC and TriStar Bone Marrow Transplant LLC (Nashville, Tennessee),
o
Sarah Cannon Research Institute, LLC and HCA-HealthONE, LLC d/b/a Presbyterian/St. Luke’s Medical Center (Denver, Colorado),

o
Sarah Cannon Research Institute LLC and Methodist Healthcare System of San Antonio, Ltd., LLP d/b/a Methodist Hospital (San Antonio), and
o
Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York.

As of the date of this interim report, BALLI-01 is currently enrolling patients with an FCA preconditioning regimen with a UCART22 product candidate manufactured fully in-house.

•
The NathHaLi-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). The NATHALI-01 Study is currently enrolling patients at Dose-Level 2 with an FCA preconditioning regimen with a UCART20x22 product candidate manufactured fully in-house at:
o
Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, LP., LLP d/b/a St. David’s South Austin Medical Center (Austin, Texas),
o
Dana-Farber/Mass General Brigham Cancer Care (Boston, Massachusetts),
o
Hospices Civils de Lyon (Lyon, France),
o
Clinica Universidad de Navarra (Pamplona, Spain),
o
Hopital Saint-Louis AP-HP (Paris, France),
o
Centre Hospitalier Universitaire de Montpellier (Montpellier, France),
o
Rutger, The State University (Piscatawaya, New Jersey),
o
the University of Chicago (Chicago, Illinois), and
o
H.U Virgen del Rocio and Andalusian Public Foundation for Health Research Management in Seville (Sevilla, Spain).

In addition, we are evaluating three UCART preclinical programs, as follows:

•
UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;
•
UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;
•
UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trials update

•
Servier and Allogene: anti-CD19 programs

Allogene has announced its current focus is on developinf cemacabtagene ansegedleucel (cema-cel, previously ALLO-501A) in large B-cell lymphoma (LBCL) and chronic lymphoblastic leukemia (CLL).

Allogene has also initiated the Phase 1b cohort of its ALPHA2 trial to evaluate cema-cel following lymphodepletion with fludarabine/cyclophosphamide and ALLO-647 in patients with relapsed/refractory chronic lymphoblastic leukemia/small lymphoblastic lymphoma (CLL/SLL). This cohort would include up to 40 patients.

•
Allogene: anti-BCMA and anti-CD70 programs

Allogene is enrolling a Phase 1 clinical trial (TRAVERSE) of ALLO-316, an allogeneic CAR T cell product candidate targeting CD70, in adult patients with advanced or metastatic renal cell carcinoma (RCC). In April 2023, Allogene presented interim data from its TRAVERSE trial of ALLO-316 at the American Association for Cancer Research (AACR) Annual Meeting.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the three-month period ended March 31, 2024

Since the beginning of 2024, key achievements at Cellectis include:

•
On January 16, 2024, Cellectis announced the drawdown of the second tranche of €15 million under the credit facility agreement entered with the European Investment Bank (EIB); with the issuance of 1,460,053 Tranche B Warrants. Each Tranche B Warrant allows the EIB to subscribe for one ordinary share of the Company, at a price of €2.53, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants. The total number of shares issuable upon exercise of the Tranche B Warrants represents approximately 2% of the Company’s outstanding share capital as at their issuance date. Tranche B will mature six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity.
•
On March 4, 2024, AZ Ireland and Cellectis approved the first Research Plan under the AZ JRCA. As a result of achieving thus milestone, Cellectis is entitled, pursuant to the AZ JRCA, to receive the corresponding $10 million milestone payment.

Key events post March 31, 2024

•
Completion of the additional equity investment of $140 million by AZ Holdings.

Following clearance from the French Ministry of Economy and satisfaction of all other closing conditions, AZ Holdings completed on May 3, 2024 the additional equity investment of $140M in Cellectis, as previously announced by Cellectis on November 1 and 15, 2023 (the “Subsequent Investment”).

As part of the Subsequent Investment, AZ Holdings subscribed for 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per convertible preferred share, issued by the board of directors of Cellectis pursuant to the authorizations granted by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023.

Prior to their conversion into ordinary shares, the “class A" convertible preferred shares have single voting rights and will not be eligible for double voting rights under any circumstances, and the “class B” convertible preferred shares have no voting rights except with respect to any distribution of dividends or reserves. Both classes of preferred shares enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders). “Class A” preferred shares and “class B” preferred shares will only be issued to the benefit of AZ Holdings; they are not transferrable except to an affiliate (as defined in our By-laws) of AZ Holdings. “Class A” preferred shares and “class B” preferred shares are held in registered form (nominatif pur) and are not admitted to trading to any stock exchange.

Any holder of “class A” preferred shares will be entitled, by notice in writing to the Company, to require conversion into ordinary shares of some or all of the “class A” preferred shares held at any time and, unless otherwise agreed in writing by the Company and the relevant “class A” preferred shares holder, those “class A” preferred shares shall convert automatically on the third business day after the date of such notice. The “class A” preferred shares will convert into ordinary shares on the basis of one ordinary share for each “class A” preferred share held (the “Conversion Ratio”). The ordinary shares resulting from such conversion shall in all other respects rank pari passu with the existing issued ordinary shares.

“Class B” preferred shares will not carry any voting rights during a period of 74 years from their subscription, except relating to the payment of any dividend or distribution decided by our shareholders’ meeting (including a repurchase or redemption of any shares in the capital of the Company). Any “class B” preferred shares shareholder will be entitled, by notice in writing to the Company, to require conversion into ordinary shares of some or all of the “class B” preferred shares held by such shareholder at any time and, unless otherwise agreed in writing by the Company and the relevant “class B” preferred shares holder, those “class B” preferred shares would convert automatically on the third business day after the date of such notice. The “class B” preferred shares would convert into ordinary shares on the basis of the Conversion Ratio. The ordinary shares resulting from such conversion shall in all other respects rankpari passu with the existing issued ordinary shares.

Notwithstanding the above, any “class A” preferred shares and/or “class B” preferred shares outstanding would automatically convert into ordinary shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of ordinary shares causing such person to hold over 90% of the share capital and voting rights of the Company.

Immediately after the Subsequent Investment, AZ Holdings held approximately 44% of the share capital and 30% of the voting rights of the Company (based on the number of voting rights outstanding at such time).

•
Appointment of Mr. Marc Dunoyer and Mr. Tyrell Rivers as directors.

Following the closing of the Subsequent Investment, the appointment of Mr. Marc Dunoyer and Dr. Tyrell Rivers as members of the board of directors of Cellectis, decided by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023 and conditioned upon the completion of the Additional Investment, is effective.

Mr. Marc Dunoyer is Chief Strategy Officer of AstraZeneca and Chief Executive Officer of Alexion, AstraZeneca Rare Disease. He had previously served as an Executive Director and AstraZeneca’s Chief Financial Officer from November 2013. Mr. Marc Dunoyer’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GlaxoSmithKline (“GSK”), has given him extensive industry experience. He is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. Mr. Dunoyer is a member of the Boards of Orchard Therapeutics Plc and JCR Pharmaceuticals. He holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University.

Dr. Tyrell Rivers is Executive Director of Corporate Ventures at AstraZeneca, where he is responsible for creating and executing innovative, value-enhancing business strategies. Prior to assuming this role in 2014, he worked at MedImmune Ventures, specializing in life science investing. Earlier in his career, Dr. Rivers held various positions at Merck & Co., where he led technical support for commercial vaccines and directed global business initiatives for accessing key technologies for research and development. He currently serves as a Board member of ADC Therapeutics, Cerapedics, and Quell Therapeutics. Dr. Rivers holds his B.S. in Chemical Engineering from the Massachusetts Institute of Technology, a Ph.D. in Chemical Engineering from the University of Texas at Austin, and an M.B.A. from the New York University Stern School of Business.

•
Appointment of Mr. Arthur Stril as interim Chief Financial Officer

On May 2, 2024, Arthur Stril was appointed as interim Chief Financial Officer of Cellectis, replacing Bing C. Wang.

•
Relationships with Servier

On May 13, 2024, Allogene announced the execution of an Amendment and Settlmeent Agreement (the "Servier Amendment"), which amended the license agreement between Servier and Allogene, under which Servier exclusively sublicensed to Allogene its rights under the License Agreement between Cellectis and Servier (the "Servier License"), for the development and commercialization of allogeneic anti-CD19 CAR T cell product candidates in the U.S. (the "Allogene Sublicense"). Allogene disclosed that, pursuant to the Servier Amendment to the Allogene Sublicense, the licensed territory was expanded to include the European Union and the United Kingdom, and Allogene was granted an option to further extend its licensed territory to include China and Japan subject to certain conditions.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•
progress our sponsored clinical trials AMELI-01, BALLI-01, and NathHaLi-01
•
continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSPC product candidates;
•
further develop and refine the manufacturing process for our immuno-oncology product candidates;

•
maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;
•
seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;
•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•
seek to identify and validate additional product candidates;
•
acquire or in-license other product candidates, technologies or biological material;
•
make milestone or other payments under any in-license agreements;
•
maintain, protect and expand our intellectual property portfolio;
•
seek to attract and retain new and existing skilled personnel;
•
create additional infrastructure to support our operations as a public company;
•
experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the three-month period ended March 31, 2024 have been prepared in accordance with International Accounting Standards 34 ("IAS 34") - Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2023 and 2024

Revenues

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Collaboration agreements	0	4,434	-
Other revenues	139	95	-31.9%
Revenues	139	4,528	3164.3%

The increase in revenues of $4.4 million between the three-month periods ended March 31, 2023 and 2024 reflects the recognition of $4.4 million recognized in 2024 in connection with our performance obligation rendered under the first Research Plan of the AZ JRCA, whereas revenues in the three-month period ended March 31, 2023 are immaterial.

Other income

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Research tax credit	3,116	1,932	-38.0%
Other income	304	38	-87.6%
Other income	3,420	1,970	-42.4%

The decrease in other income of $1.5 million between the three-month periods ended March 31, 2023 and 2024 reflects a decrease of research tax credit of $1.2 million due to a decrease of eligible expenses, and the recognition in the three-month periods ended March 31, 2023 of $0.3 million representing the portion of an initial payments from BPI corresponding to a grant pursuant to our grant and repayable advance agreement with BPI, which was signed in March 2023.

Research and development expenses.

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Personnel expenses	(10,294)	(10,030)	-2.6%
Purchases, external expenses and other	(11,121)	(12,294)	10.5%
Research and development expenses	(21,415)	(22,324)	4.2%

Due to change in the business model in 2024, the group has decided to revise operating expenses presentation and to reinclude cost of revenues into research and development expenses for the three-month period ended March 31 2024 and for the three-month period ended March 31 2023.

Between the three-month periods ended March 31, 2023 and 2024, research and development expenses increased by $0.9 million. Personnel expenses decreased by $0.3 million from $10.3 million in 2023 to $10.0 million in 2024 primarily due to a decrease in the average unit fair value of stock options and free share awards vesting between the two periods. Purchases, external expenses and other increased by $1.2 million (from $11.1 million in 2023 to $12.3 million in 2024) mainly related to increase in manufacturing activities to support our R&D pipeline.

Selling, general and administrative expenses

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Personnel expenses	(2,094)	(2,135)	2.0%
Purchases, external expenses and other	(2,870)	(2,969)	3.4%
Selling, general and administrative expenses	(4,964)	(5,104)	2.8%

Between the three-month periods ended March 31, 2023 and 2024, selling, general and administrative expenses increased by $0.1 million. Personnel expenses are stable (from $2.1 million in 2023 to $2.1 million in 2024), as the increase in salaries in offset by a decrease in stock based compensation expenses consecutive. Purchases, external expenses and other increased by $0.1 million (from $2.9 million in 2023 to $3.0 million in 2024).

Other operating income and expenses

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Other operating income (expenses)	(611)	35	-105.8%

Between the three-month periods ended March 31, 2023 and 2024, the other operating expense decreased by $0.6 million primarily due to the recognition of costs related to a commercial litigation of $0.5 million in 2023.

Net financial gain (loss)

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Financial income	775	29,410	3695.9%
Financial expenses	(5,177)	(3,136)	-39.4%
Net Financial gain (loss)	(4,402)	26,275	-696.9%

The increase in financial income of $28.6 million between the three-month periods ended March 31, 2023 and 2024 was mainly attributable to an increase in gain from our financial investments of $1.2 million, a $21.3 million gain in change in fair value of SIA derivative instrument, a $1.3 million gain in change in fair value of EIB warrants Tranches A and B, and a $1.4 million gain in change in fair value of our investment in Cibus, and an increase in the foreign exchange gain of $3.5 million (from a $0.0 million gain in 2023 to a $3.5 million gain in 2024).

The decrease in financial expenses of $2.0 million between the three-month periods ended March 31, 2023 and 2024 is mainly attributable to a $0.1 million decrease interest on lease liabilities, a loss in fair value measurement on Cytovia convertible note recognized in the three months period ended March 31,2023 of $3.3 million, partially offset by an interest expenses on EIB loan of $0.8 million, an increase in BPI research tax credit prefinancing interest of $0.1 million and a $0.3 million increase in foreign exchange loss (from a $1.0 million loss in 2023 to a $1.3 million loss in 2024).

Income (loss) from discontinued operations

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Income (loss) from discontinued operations	(4,691)	0	-100.0%

Income (loss) from discontinued operations include Calyxt loss until deconsolidation on May 31, 2023.

For the three-months period ended March 31, 2023, the $4.7 million breaks down as follows : R&D expenses for $1.3 million, SG&A expenses for $2.2 million, $0.7 million of net financial loss and $0.2 million of other operating expenses.

Net income (loss)

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Net income (loss)	(32,525)	5,643	-117.3%

Net income includes net income from discontinued operations.

The change from a net loss of $32.5 million in the three-month periods ended March 31, 2023 to a net income of $5.6 million in the three-month period ended March 31, 2024 was mainly due to (i) an increase in revenues and other income of $2.9 million, (ii) a decrease of $0.7 million in non-cash stock based compensation expense due to a decrease in the average unit fair value of stock options and free share awards vesting between the two periods, (iii) a $30.7 million change from a net financial loss of $4.4 million to a net financial gain of $26.3 million and (iv) a decrease in net other operating expense of $0.6 million, and (v) a $4.7 million decrease in net loss from discontinued operations, partially offset by (i) a increase of $1.3 million in purchases, external expenses and other, (ii) an increase of $0.4 million in wages.

Non-controlling interests

	For the three-month period ended March 31,		% change
	2023	2024	2024 vs 2023
Gain (loss) attributable to non-controlling interests	(2,450)	0	-100.0%

During the three-month periods ended March 31, 2024, no gain or loss attributable to non-controlling interests has been recorded. The decrease in net loss attributable to non-controlling interests of $2.5 million is mainly due to the deconsolidation of Calyxt.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations in nearly each year since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

We have funded our operations since inception primarily through private and public offerings of our equity securities, a combination of milestone payments received pursuant to our collaboration and license agreements, debt financings, government, reimbursements of research tax credit claim, or other third-party funding and new collaborations, and licensing arrangements.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2024, we had a fix-term deposit classified of $15.4 million as current financial assets and cash and cash equivalents of $123.0 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $78.7 million as of March 31, 2024.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month period ended March 31, 2023 and 2024.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of March 31, 2023, are included in the figures presented below.

	For the three-month period ended March 31,
	2023	2024
	$ in thousands
Net cash flows provided by (used in) operating activities	(28,326)	(23,315)
Net cash flows provided by (used in) investing activities	230	(2,051)
Net cash flows provided by (used in) financing activities	19,780	11,896
Total	(8,316)	(13,470)
Effect of exchange rate changes on cash	669	(267)

For the three-month period ended March 31, 2024, our net cash flows used in operating activities of $23.3 million are mainly due to cash payments from Cellectis to suppliers of $12.9 million, Cellectis’ wages, bonuses social expenses paid of $14.8 million, reimbursement of the fiscal years 2017 and 2018 French research tax credit for $0.7 million pursuant to Paris Administrative Court's decision, partially offset by $0.7 million cash-in from our license agreements, $0.9 million of cash-in on from tax refund related to stock-options and $1.8 million of cash-in from income on financial investments.

For the three-months period ended March 31, 2023, net cash flows used in operating activities of $28.3 million are mainly due to cash payments from Cellectis to suppliers of $10.2 million, Cellectis’ wages and social expenses paid of $14.6 million, Cellectis' taxes and other paid of $1.4 million and Calyxt’s operating payments of $2.0 million, partially offset by $0.2 million of cash-in from licensing revenue of Cellectis.

For the three-month period ended March 31, 2024, our net cash flows used in investing activities of $2.1 million primarily reflect mainly the $1.3 million increase in our current financial assets excluding non-cash changes in fair value, $0.4 million of interest generated by our fixed-term deposit classified as current financial asset, $0.2 million of investments in R&D equipment and building fittings under construction in France and $0.1 million of increase in the deposit for our leased premises in Paris.

For the three-months period ended March 31, 2023, our net cash flows provided by investing activities of $0.2 million primarily reflects the reimbursement of a security deposit from a supplier in the United States of $0.3 million and the decrease in current restricted cash of Calyxt of $0.1 million, partially offset by $0.2 million of investments in R&D equipment and building fittings under construction in France.

For the three-month period ended March 31, 2024, our net cash flows provided by financing activities of $11.9 million reflect mainly the $16.3 million cash received from EIB pursuant to the disbursement of the Tranche B, partially offset by the payments of lease debts of $2.8 million, the repayment of the “PGE” loan of $1.2 million and the $0.2 million interest paid on our borrowings.

For the three-months period ended March 31, 2023, our net cash flows provided by financing activities of $19.8 million reflects mainly the proceeds of $24.8 million from the Cellectis follow-on offering and $1.0 million of Interim Funding received by Calyxt from Cibus, partially offset by transaction costs related to the Cellectis follow-on offering of $1.0 million, the payments of lease debts of $2.8 million and the repayment of the "PGE" loan of $1.3 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations since inception primarily through private and public offerings of our equity securities, a combination of milestone payments received pursuant to our collaboration and license agreements, debt financings, government, reimbursements of research tax credit claim, or other third-party funding and new collaborations, and licensing arrangements.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

With cash and cash equivalents of $123.0 million as of March 31, 2024, and taking into account the $140.0 million equity investment received on May 3, 2024, pursuant to the Subsequent Investment Agreement, the Company believes its cash and cash equivalents will be sufficient to fund its operations into 2026 and therefore for at least twelve months following the consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;
•
the capacity of manufacturing our products in France and in the United States;
•
the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;
•
the ability of our product candidates to progress through clinical development successfully;
•
the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
our need to expand our research and development activities;
•
our need and ability to hire additional personnel;
•
our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;
•
the effect of competing technological and market developments;
•
the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of March 31, 2024, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2024.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2023.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We have initiated an arbitration proceeding through the Centre de Médiation et d'Arbitrage de Paris, which, if the arbitral tribunal does not rule in our favor, may have negative impact on our business. For more information, see "Annual Report on Form 20-F for the year ended December 31, 2023 - Risk Factors - Risks Related to Our Reliance on Third Parties - Servier's discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences". Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2023.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.